Exhibit 99.1
THE BANK OF NOVA SCOTIA
Annual Meeting of Shareholders
March 3, 2009
REPORT OF VOTING RESULTS
in accordance with section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations
The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on March 3, 2009. Each of the matters is described in greater detail in the Notice of the 177th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders. The vote on each matter was conducted by ballot.

1.	Election of Directors
Each of the 14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald A. Brenneman	566,645,956	97.34	15,461,479	2.66
C.J. Chen	580,031,455	99.64	2,109,980	0.36
N. Ashleigh Everett	573,935,480	98.60	8,172,891	1.40
John C. Kerr	573,090,099	98.45	9,017,422	1.55
The Hon. Michael J.L. Kirby	571,123,581	98.11	10,988,340	1.89
John T. Mayberry	574,310,689	98.66	7,809,232	1.34
Thomas C. O’Neill	562,151,007	96.57	19,984,919	3.43
Elizabeth Parr-Johnston	574,163,637	98.63	7,991,134	1.37
Alexis E. Rovzar de la Torre	561,883,319	96.52	20,252,607	3.48
Indira V. Samarasekera	574,864,266	98.75	7,290,789	1.25
Allan C. Shaw	574,512,156	98.69	7,642,615	1.31
Paul D. Sobey	573,196,453	98.46	8,958,318	1.54
Barbara S. Thomas	573,366,376	98.50	8,752,381	1.50
Richard E. Waugh	573,872,046	98.58	8,281,875	1.42

2.	Appointment of Auditors
KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
568,668,645	97.69	13,471,015	2.31

3.	Shareholder Proposal No. 1
Regulatory structure for long-term Incentive Plans further to a Change of Control

Votes For	% For	Votes Against	% Against
21,359,261	3.70	556,199,115	96.30

4.	Shareholder Proposal No. 2
Advisory Shareholder Vote on Senior Executive Compensation

Votes For	% For	Votes Against	% Against
305,422,943	52.88	272,133,855	47.12

5.	Shareholder Proposal No. 3
Women on Boards of Directors

Votes For	% For	Votes Against	% Against
31,391,260	5.44	546,164,326	94.56

6.	Shareholder Proposal No. 4
Independence of Members of the Compensation Committee and External Compensation Consultants

Votes For	% For	Votes Against	% Against
291,924,906	50.54	285,637,821	49.46

7.	Shareholder Proposal No. 5
Limit the number of tenures

Votes For	% For	Votes Against	% Against
35,747,579	6.19	541,822,402	93.81

8.	Shareholder Proposal No. 6
Advisory vote on executive compensation

Votes For	% For	Votes Against	% Against
298,101,195	51.61	279,468,467	48.39

9.	Shareholder Proposal No. 7
Fundamental review of executive compensation

Votes For	% For	Votes Against	% Against
49,356,444	8.55	528,208,237	91.45

10.	Shareholder Proposal No. 8
Short-selling to be thoroughly reviewed

Votes For	% For	Votes Against	% Against
19,756,097	3.42	557,795,696	96.58

11.	Shareholder Proposal No. 9
Director recruitment policies to be reviewed

Votes For	% For	Votes Against	% Against
20,360,595	3.53	557,214,109	96.47